UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

TANGOE, INC.

(Name of Subject Company)

TANGOE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87582Y108

(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Tangoe, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the “Parent”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Parent and the Purchaser with the SEC on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                  By amending and restating the fourth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 43 of the Schedule 14D-9 as follows:

“The Company and the Guarantor each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on May 4, 2017, and on May 16, 2017, the FTC granted early termination of the applicable waiting period, effective immediately. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.

By:	/s/ Thomas P. Flynn
	Name:	Thomas P. Flynn
	Title:	Chief Administrative Officer, General Counsel & Secretary

Dated: May 16, 2017